
05009892

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ballad Gold + Silver Ltd

*CURRENT ADDRESS 501-905 West Pender St.
Vancouver BC
V6C 1L6 Canada

**FORMER NAME


PROCESSED
JUL 25 2005

**NEW ADDRESS


THOMSON
FINANCIAL

FILE NO. 82- 4500 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 7/22/05

BALLAD GOLD & SILVER LTD.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003



DALE MATHESON
CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of:
Vancouver: Robert J. Burkart, Inc. · James F. Carr-Hilton, Ltd. · Alvin F. Dale, Ltd. · Peter J. Donaldson, Inc. · Reginald J. LaBonte, Ltd. · Robert J. Matheson, Inc.
Surrey: Peter J. Donaldson, Inc. · Fraser G. Ross, Ltd.
Port Coquitlam: Wilfred A. Jacobson, Inc. · Brian A. Shaw, Inc. · Anthony L. Soda, Inc. · Fraser G. Ross, Ltd.

AUDITORS' REPORT

To the Shareholders of Ballad Gold & Silver Ltd.:

We have audited the consolidated balance sheet of Ballad Gold & Silver Ltd. as at December 31, 2004 and the consolidated statement of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2003 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those statements in their report dated May 26, 2004.

"Dale Matheson Carr-Hilton LaBonte"

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

April 29, 2005
Vancouver, Canada

A MEMBER OF MGI INTERNATIONAL. A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS

Vancouver — Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 687 4216
Suite 1300 - 1140 West Pender Street - Regulatory and Tax Practices Office • Tel: 604 687 4747 • Fax: 604 689 2778

Port Coquitlam — P.O. Box 217, 2232D Elgin Avenue, Port Coquitlam, B.C., Canada V3C 3V7, Tel: 604 941 8266 • Fax: 604 941 0971

Surrey — Suite 303 - 7337 137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587

BALLAD GOLD & SILVER LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
ASSETS		
Current		
Cash	$ 5,507	$ 447,066
Marketable securities	1,500	3,000
Amounts receivable	21,907	33,122
Prepaid expenses	-	11,842
	28,914	495,030
Equipment – (Note 3)	18,226	16,883
Mineral properties – (Note 4)	873,290	362,488
	$ 920,430	$ 874,401
LIABILITIES		
Current		
Accounts payable and accrued liabilities – (Note 6)	$ 624,005	$ 464,403
SHAREHOLDERS' EQUITY		
Share capital – (Note 5)	12,779,508	12,564,508
Shares subscribed (Note 5)	150,000	-
Contributed surplus resulting from stock based compensation	1,146,867	1,071,800
Deficit	(13,779,950)	(13,226,310)
	296,425	409,998
	$ 920,430	$ 874,401

Nature and Continuance of Operations – (Note 1)
Commitments – (Notes 4 and 10)
Subsequent Events – (Note 11)

APPROVED BY THE BOARD:

"Tony Beruschi" __________, Director
Tony Beruschi

"Ray Roland" __________, Director
Ray Roland

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the year ended December 31, 2004	For the year ended December 31, 2003
Administrative Expenses		
Accounting and audit fees	$ 27,970	$ 36,049
Amortization	4,737	2,757
Consulting fees – (Note 6)	51,388	88,720
Filing fees	16,315	21,167
Interest – (Note 6)	16,705	69,178
Legal fees – (Note 6)	123,121	105,739
Management fees	30,000	30,000
Office and miscellaneous	52,753	48,964
Rent	37,200	37,200
Shareholder communication	76,738	316,001
Stock based compensation (Note 5)	75,067	1,071,000
Transfer agent	5,229	6,098
Travel and promotion	34,917	84,249
Loss before other items	(552,140)	(1,917,122)
Other items:		
Write-off of amounts receivable	-	(247)
Mineral property investigation costs – (Note 6)	-	(4,950)
Write-down of marketable securities	(1,500)	-
Net loss for the year	(553,640)	(1,922,319)
Deficit, beginning of year	(13,226,310)	(11,303,991)
Deficit, end of year	$ (13,779,950)	$ (13,226,310)
Basic and diluted loss per share	$ (0.03)	$ (0.19)
Weighted average number of shares outstanding	18,158,601	10,270,431

The accompanying notes are an integral part of these consolidated financial statements.

BALLAD GOLD & SILVER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2004	For the year ended December 31, 2003
Operating Activities		
Net loss for the year	$ (553,640)	$ (1,922,319)
Add (deduct) items not affecting cash:		
Amortization	4,737	2,757
Stock based compensation	75,067	1,071,000
Write-down of marketable securities	1,500	-
Write-off of amounts receivable	-	247
	(472,336)	(848,315)
Changes in non-cash working capital items related to operations:		
Amounts receivable	11,215	(16,690)
Prepaid expenses	11,842	(11,842)
Accounts payable and accrued liabilities	89,603	(220,814)
	(359,676)	(1,097,661)
Investing Activities		
Acquisition of equipment	(6,081)	(15,050)
Option proceeds – mineral properties	-	7,500
Deferred exploration expenditures	(320,802)	(111,006)
	(326,883)	(118,556)
Financing Activities		
Issuance of common shares for cash	95,000	1,656,356
Share subscriptions	150,000	-
	245,000	1,656,356
Increase (decrease) in cash during the year	(441,559)	440,139
Cash, beginning of year	447,066	6,927
Cash, end of year	$ 5,507	$ 447,066
Supplemental disclosure of cash flow information (Note 7):		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 Nature and Continuance of Operations

The Company is incorporated under the Company Act of British Columbia. The Company's shares are listed for trading on the TSX Venture Exchange ("TSX-V").

The Company is in the development stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain the necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis which contemplates the Company will continue operations and realize the carrying value of assets and discharge its liabilities in the normal course of business. At December 31, 2004, the Company had a working capital deficiency of $595,091 and has accumulated losses since inception of $13,779,950. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values of assets may be required. The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to fund ongoing losses and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Ballad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated upon consolidation.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value on an aggregate basis.

(c) Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Equipment (cont'd)

Computer equipment	30%
Office equipment	20%

The carrying value of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

(d) Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs, including option payments under acquisition agreements, are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized, or charged as impairment charges.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

(e) Share Capital - Flow-Through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures. The Company renounces the qualifying expenditures upon issuance of the respective flow-though common shares and accordingly is not entitled to the related taxable income deductions for such expenditures.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(f) Share Capital - Flow-Through Shares (cont'd)

During the year the Company adopted, on a prospective basis, recommendations by the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA") relating to the recording of flow-through shares. EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company from the issuance of flow-through shares are recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded because the Company did not meet the criteria for recognition, are reflected as part of the Company's operating results in the period the expenses are renounced to the share subscribers.

(g) Foreign Currency Translation

These financial statements are presented in Canadian dollars. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date.

Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

(h) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values, useful lives for depreciation and amortization, determination of fair value for stock based transactions and mineral rights and allocations of certain administration costs shared by a related group. Financial results as determined by actual events could differ from those estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(i) Basic and Diluted Loss per Share

The Company has adopted the accounting standard of the CICA, Handbook section 3500, relating to the computation and disclosure of earnings (loss) per share. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic income (loss) per share amounts have been presented using the weighted average number of shares outstanding during the respective periods. Diluted income (loss) per share figures are equal to those of basic loss per share for each year since the effects of stock options and warrants have been excluded as they are anti-dilutive to loss per share and had no impact on income (loss) per share.

(j) Stock-Based Compensation

Effective January 1, 2003, the Company adopted the new accounting recommendations of the CICA, Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". The standard requires that all stock based awards made to employees and non-employees be measured and recognized using a fair value based method.

(k) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, amounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term debt also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(l) Future Income Taxes

The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition under Canadian GAAP have not been met.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(m) Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company does not generate any revenues and is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

The Company's functional currency is the Canadian dollar. There is no significant foreign exchange risk to the Company.

(n) Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current year's financial statement presentation.

Note 3 Equipment

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 26,967	$ 19,083	$ 7,884	$ 6,371
Office equipment	17,983	7,641	10,342	10,512
	$ 44,950	$ 26,724	$ 18,226	$ 16,883

Note 4 Mineral Properties

Rabbit North, British Columbia

On January 28, 2004, the Company entered into a Mineral Property Option Agreement (the "Agreement") with Global Hunter Corp. (formerly Auterra Ventures Inc.) ("Global"), a TSX-V company with a director in common. Terms of the Agreement are as follows:

The Company can earn up to a 50% to 70% interest in the Rabbit North Properties located in British Columbia, Canada, as follows:

i) Issuing 200,000 common shares at a price of $0.60 per share within 10 days of exchange acceptance. (issued during 2004)

Note 4 Mineral Properties (cont'd)

Rabbit North, British Columbia (cont'd)

ii) Incurring exploration expenditures on the claims totalling $600,000 (for a 50% interest) out of a total amount of $1,000,000 (for a 70% interest) over a 4 year period as follows:

50% Interest	70% Interest	
$ 60,000	$ 100,000	On or before June 30, 2004;
90,000	150,000	On or before November 30, 2004;
120,000	200,000	On or before November 30, 2005;
150,000	250,000	On or before November 30, 2006; and
180,000	300,000	On or before November 30, 2007.
$600,000	$1,000,000	

iii) Pay $70,000 as follows:

a) $30,000 on or before November 30, 2005; and

b) $40,000 on or before November 30, 2006.

iv) Upon the Company completing $600,000 in exploration on the claims and making cash payments as outlined in iii) above, the Company will have earned the right to a 50% interest to the claims, subject only to Global earning its 50% pursuant to the terms of its option agreement on the property. To exercise the right to acquire the 50% interest the Company must issue a further 150,000 common shares to Global within 45 days of receipt of notice that the 50% option has been earned.

v) Global has the right to limit the Company's interest in the claims to a 50% undivided interest by issuing 100,000 shares of its common stock to the Company and foregoing the right to the second issuance of 150,000 shares by the Company.

vi) to increase its share to a 70% interest in and to the claims, the Company must incur a further $400,000 (for a total of $1,000,000) in exploration expenditures in accordance with ii), make a further cash payment of $130,000, and issue an additional 150,000 shares to Global on or before November 30, 2007.

The property is subject to a Net Smelter Return ("NSR") Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these royalties can be repurchased for cash on a pro rata basis by the Company and Global.

The underlying option agreement provides Global with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

As at December 31, 2004, the Company has incurred $177,517 in exploration expenditures on this property in compliance with its obligation to earn a 50% interest.

Note 4 Mineral Properties (cont'd)

TVX Concession, Peru

The Company entered into an agreement to acquire all the shares and assets of TVX Minera Del Peru S.A. dated February 26, 1997. The assets consisted of thirty-five mining concessions comprising 31,000 hectares located throughout Peru. Prior to December 31, 1999, management of the Company abandoned thirty-one of these mining concessions. During the year ended December 31, 2000 management of the Company abandoned two mining concessions and wrote-off costs associated with these concessions totalling $377,346. At December 31, 2004, the Company has maintained one of the original thirty-five mining concessions.

Penascudo Property, Argentina

The Company entered into a letter agreement dated June 11, 2003 with IMA Exploration Inc. whereby the Company has been granted an option to acquire up to an 85% undivided right, title and interest in the Penascudo Gold-Silver Project that is located in the Patagenia region of Southern Argentina. For the initial 70% interest, the Company must incur US$1,800,000 in exploration work according to the following schedule:

i) US$100,000 on or before October 31, 2004 (incurred);

ii) US$300,000 on or before October 31, 2005 (cumulative);

iii) US$500,000 on or before October 31, 2006(cumulative);

iv) US$800,000 on or before October 31, 2007(cumulative); and

v) US$1,800,000 on or before October 31, 2008(cumulative);

In addition, the Company is required to:

i) issue 500,000 common shares within 10 days of TSX-V approval (issued);

ii) pay US$300,000 in cash on or before October 31, 2008; and

iii) issue an additional 500,000 common shares of the Company, on or before October 31, 2008.

The Company may increase its interest to 85% by funding a feasibility study the cost of which is not determinable at this time. Upon earning an 85% interest, the Company will be subject to a 1.5% NSR royalty.

Note 4 Mineral Properties (cont'd)

Mineral Property Cost Schedule

December 31, 2004

	TVX Concessions Peru	Penascudo Property, Argentina	Rabbit North, Canada	2004
Balance, beginning of Year	$ 12,599	$ 321,889	$ 28,000	$ 362,488
Acquisition Costs				
– cash	-	-	20,000	20,000
– shares	-	-	120,000	120,000
	-	-	140,000	140,000
Deferred Exploration Expenditures				
– administration	-	-	17,275	17,275
– assay costs	-	4,112	9,058	13,170
– concession fees	8,169	36,195	-	44,364
– drilling	-	-	70,984	70,984
– field work	-	-	2,575	2,575
– geological consulting – Note 6	-	162,225	49,625	211,850
– travel	-	10,584	-	10,584
	8,169	213,116	149,517	370,802
Balance, end of year	$ 20,768	$ 535,005	$ 317,517	$ 873,290

December 31, 2003

	TVX Concessions Peru	Penascudo Property, Argentina	Rabbit North, Canada	2003
Balance, beginning of Year	$ 8,982	$ -	$ -	$ 8,982
Acquisition Costs				
– shares	-	250,000	-	250,000
	8,982	250,000	-	258,982
Deferred Exploration Expenditures				
– assay costs	-	928	-	928
– concession fees	4,117	30,979	-	35,096
– finders fee	-	10,000	-	10,000
– geological consulting – Note 6	7,000	29,982	28,000	64,982
Option proceeds	(7,500)	-	-	(7,500)
	3,617	71,889	28,000	103,506
Balance, end of year	$ 12,599	$ 321,889	$ 28,000	$ 362,488

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2002		12,770,666	10,658,152
Share consolidation (1 new for 2 old)		(6,385,333)	-
For cash:			
– pursuant to private placements	– at $0.10	9,000,000	900,000
	– at $0.50	1,200,000	600,000
– pursuant to the exercise of stock options	– at $0.20	436,033	87,206
	– at $0.46	52,500	24,150
– pursuant to the exercise of share purchase warrants			
	– at $0.10	250,000	50,000
For property acquisition	– at $0.50	500,000	250,000
Finders fees		64,667	-
Finders fee for cash		-	(5,000)
Balance, December 31, 2003		17,888,533	12,564,508
For cash:			
– pursuant to the exercise of share purchase warrants			
	– at $0.20	475,000	95,000
For property option – at $0.60 (Note 4)		200,000	120,000
Balance, December 31, 2004		18,563,533	12,779,508

During the year ended December 31, 2004, the Company agreed to a private placement of 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share. A portion of the private placement consisting of 931,111 units (1,862,222 shares) will be issued on a flow-through basis for total proceeds of $209,500. (Note 11(c)).

As at December 31, 2004, the Company had received $150,000 in flow-through proceeds in respect to this private placement.

Note 5 Share Capital (cont'd)

Share Purchase Warrants

At December 31, 2004, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
9,000,000	$0.22	August 29, 2005
1,264,667	$0.60	November 18, 2005
10,264,667		

The weighted average remaining life of all outstanding warrants is .65 years

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of December 31, 2004 and December 31, 2003 and changes during the years then ended is presented below:

	December 31, 2004		December 31, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,555,000	$0.80	1,082,066	$0.12
Cancelled	-	-	(105,000)	($0.12)
2:1 consolidation	-	-	(488,533)	
Granted	258,853	$0.55	1,575,000	$0.80
Expired/cancelled	(25,000)	(0.80)	(20,000)	($0.80)
Exercised	-	-	(488,533)	($0.23)
Options outstanding and exercisable at end of year	1,788,853	$0.76	1,555,000	$0.80

Note 5 Share Capital - (cont'd)

Stock-Based Compensation Plan – (cont'd)

The weighted average remaining life of all outstanding stock options is .79 years

At December 31, 2004, 1,788,853 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
1,530,000	$0.80	September 18, 2005
258,853	$0.13	April 6, 2006
1,788,853		

As disclosed in Note 2(f), effective for the year ended December 31, 2003, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the year ended December 31, 2004 the Company recorded a non-cash compensation charge of $75,067 upon the issuance of 258,853 stock options. The weighted average fair value of the options was $0.29 per share.

For the year ended December 31, 2003, the Company recorded a non-cash compensation charge of $1,071,000 upon the grant of 1,575,000 stock options. The weighted average fair value of the options was $0.68 per share.

The fair value of share options for 2004 and 2003 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Risk-free interest rate	2.25%	2.5%
Dividend yield	-	-
Expected stock price volatility	153%	178%
Weighted average expected stock option life	2 years	2 years

Note 6 Related Party Transactions

During the years ended December 31, 2004 and 2003, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

Note 6 Related Party Transactions – Cont'd

	2004	2003
Consulting fees	$ 36,000	$ 73,000
Interest	8,617	34,531
Legal fees	138,185	115,717
Resource property investigation costs	-	4,950
	$ 182,802	$ 228,198

In fiscal 2003, an officer of the Company and a company controlled by an officer was accrued or paid $50,031 for geological consulting which is included in resource property costs.

At December 31, 2004, accounts payable includes $179,413 (2003: 14,674) due to directors of the Company and companies controlled by directors of the Company.

During the year ended December 31, 2004, the Company entered into an option agreement with Global, a public company with a director in common. (Refer to Note 4.)

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Note 7 Supplemental Disclosure of Cash Flow Information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:

During the year ended December 31, 2004, the Company issued 200,000 common shares at $0.60 per share ($120,000) as an option payment with respect to the Rabbit North Property.

During the year ended December 31, 2003, the Company issued 500,000 common shares at $0.50 per share ($250,000) as an option payment with respect to the Penascudo Property.

Note 8 Future Income Tax

The Company has not recorded in these financial statements the future income tax benefits of non-capital losses which may be applied to reduce income taxes in future years. If not utilized, the losses expire through 2014.

Note 8 Future Income Tax – (cont'd)

In addition, the Company has certain Canadian exploration and development expenditures which are available to reduce future taxable income. No recognition has been given in the accounts to the potential future benefits that may arise on utilization of these tax losses and expenditures. The exploration and development costs carry forward indefinitely.

Due to the uncertainty of realization the Company has recorded a full cost valuation allowance against potential future tax assets arising from these losses and resource deductions.

Note 9 Segmented Information

The Company's activities are all in one industry segment of mineral property acquisition, exploration and development. Property and equipment by geographical segments are as follows:

	Canada	South America	Total
December 31, 2004			
Equipment	$ 18,226	$ -	$ 18,226
Mineral properties, including deferred costs	317,517	555,773	873,290
	$ 335,743	$ 555,773	$ 891,516

	Canada	South America	Total
December 31, 2003			
Equipment	$ 16,883	$ -	$ 16,883
Mineral properties, including deferred costs	28,000	334,488	362,488
	$ 44,883	$ 334,488	$ 379,371

	Canada	South America	Total
December 31, 2004			
Operating loss	$ (553,640)	$ -	$ (553,640)

	Canada	South America	Total
December 31, 2003			
Operating loss	$(1,922,319)	$ -	$(1,922,319)

Note 10 Commitments

The Company has committed to pay the following expenses, on a month to month basis, a total of:

(a) $37,200 per year in office rent;
(b) $36,000 per year in consulting fees to an officer of the Company.

Note 11 Subsequent Events

Subsequent to year end the Company:

(a) incorporated its Argentinean subsidiary, Compania Minera San Antonio on March 14, 2005, in order to facilitate exploration in Argentina.

(b) received TSX-V approval with respect to a $250,000 non-brokered private placement as described in Note 5 received an additional $100,000 in subscriptions in respect of the $250,000 private placement.

(c) In April 2005 the Company filed the requisite tax forms with the Canada Revenue Agency in order to renounce $209,500 in flow-through expenditures to investors.